# SECOND AMENDMENT TO STOCKHOLDERS AGREEMENT

**THIS SECOND AMENDMENT TO STOCKHOLDERS AGREEMENT** (the "Second Amendment") is made as of this 1st day of September 2020, by and between **Luxury Camping Inc.**, (the "Company"), and the holders of Common Stock and Preferred Stock of the Company who have signed this Amendment below.

## WITNESSETH:

**WHEREAS,** Company and holders of Common Stock and holders of Series A Preferred Stock of the Company entered into a Stockholders' Agreement dated as of June 16, 2016 (the "Agreement") (capitalized terms used herein which are not otherwise defined shall have the definitions set forth in the Agreement); and

**WHEREAS,** the Agreement was amended pursuant to that certain First Amendment to Stockholders Agreement dated as of January 10th, 2018 to add the holders of the Series B Preferred Stock to the Agreement; and

**WHEREAS,** the Company will be selling Series C Preferred Stock and the Company and the holders of the Series C Preferred Stock desire that such holders of the Series C Preferred Stock become Parties to the Agreement and to otherwise amend the Agreement pursuant to the terms hereto.

**NOW THEREFORE**, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree that the Agreement shall be amended, and other terms shall be agreed upon between the parties, as follows:

1. **Amendments to Agreement**. The Agreement shall be amended as follows:

(a) The definition of "Preferred Stock" in the Agreement shall be updated to include both the Series A Preferred Stock of the Company, the Series B Preferred Stock of the Company, and the Series C Preferred Stock of the Company;

(b) The definition of "Purchase Agreement" shall include that Stock Purchase Agreement by which the Company sold Series A Preferred Stock as well as that Stock Purchase Agreement by which the Company sells Series B Preferred Stock, as well as that Subscription Agreement by which the Company sells Series C Preferred Stock; and

(c) That the purchasers of Series C Preferred Stock be joined as parties to the Agreement, be deemed and "Purchasers" and listed on Schedule B to the Agreement.

2. **Ratification.** Except as amended by the terms of this Amendment, all other terms and conditions of the Agreement shall remain in full force and effect.

**SIGNATURE PAGE FOLLOWS**

**COMPANY SIGNATURE PAGE**

**IN WITNESS WHEREOF**, the parties hereto have caused this Amendment to the Agreement to be duly executed on the day and year first above written.

Luxury Camping Inc.

By: ______________________________
Robert Frisch, CEO

SHAREHOLDER SIGNATURE PAGE

___________________________________
Signature

Name: ____________________________